Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 6, 2011

VIA EDGAR TRANSMISSION

Mr. James E. O’Connor, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Mr. O’Connor:

The purpose of this letter is to respond to the comments you provided to me on October 25, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 7 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the CSC Small Cap Value Fund (the “Fund”).  PEA No. 7 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on September 9, 2011, and would have become effective on November 23, 2011.  The Trust filed Post-Effective Amendment No. 9 on November 22, 2011 for the sole purpose of designating December 7, 2011 as the new date on which Post-Effective Amendment No. 7 shall become effective.  The Trust anticipates filing another Post-Effective Amendment to further extend the effective date of Post-Effective Amendment No. 7 to coordinate the effective date with the Trust’s Registration Statement filed on Form N-14 regarding the Fund.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	In the Fee Table, in the line item regarding deferred sales charge, please consider rephrasing line 2 to “Maximum Deferred Sales Charge (Load)”.

The Fund has made the requested revision.

2.	In the Fee Table, please consider deleting footnote (1) and revising the annual fund operating expenses, including “other expenses,” to those of the Predecessor Fund’s most recent fiscal year.

The Fund respectfully declines to make the requested revisions.  The annual fund operating expenses of the Fund are materially different from those of the Predecessor Fund.  Rather, the Fund has revised footnote (1) consist with Instruction 3(d)(ii) of Item 3 as follows:

(1) The Annual Fund Operating Expenses shown above have been restated to reflect the estimated expenses for the Fund’s current fiscal year and are not based on the expenses incurred during the Predecessor Fund’s (defined below) previous fiscal year.

3.	Within the “Principal Investment Strategies” section, please consider providing the Fund’s definition of “equity securities.”

The Fund responds by revising its disclosure to include the requested revision.

4.
Within the “Principal Investment Strategies” section, please consider the Fund’s definition of a “small-cap company” as having a market capitalization between $50 million and $5 billion, because this range may be broader than the range typically associated with the definition of small-cap.

The Fund has reviewed its definition of a small-cap company, the definition used by other funds with similar investment strategies and the market capitalizations of companies included in several small-cap benchmarks.  However, the Fund respectfully declines to revise its definition of a small-cap company at this time.  The Fund is being created as part of a shell fund reorganization and believes that, to the extent practicable, maintaining consistency with the Predecessor Fund’s investment strategies is important in facilitating the reorganization.  The Fund undertakes to further review its definition of a small-cap company in future updates to its Registration Statement.

5.
Within the “Principal Investment Strategies” section, please consider providing the Fund’s definition of “securities of foreign companies.”  In addition, does the definition include debt securities of developed or emerging markets?

The Fund responds by revising its disclosure to include the requested definition of securities of foreign companies and states, supplementally, that such definition does not include debt securities of developed or emerging markets.

6.	Within the “Principal Investment Strategies” section, please consider disclosing that the Fund invests in a limited number of securities.

The Fund responds by revising its disclosure to include the requested revision.

7.	Within the “Principal Risks” section, please consider deleting the first sentence because it is neither permitted nor required by Item 4.

The Fund responds by revising the first paragraph as shown below:

As with any mutual fund, there are risks to investing.  An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.  Remember, in addition to possibly not achieving your investment goals, you could lose all or a portion of your investment in the Fund over short or even long periods of time.  The principal risks of investing in the Fund are:

8.	Within the “Principal Risks” section, please confirm if the Fund will invest in emerging market companies, if so; please describe the risks of such investments.

The Fund confirms suppplementally that emerging market companies are not a principal risk of the Fund.

9.
In the “Performance” section, please confirm that the Fund intends to file a registration statement on Form N-14 with respect to the reorganization discussed therein.  Please also confirm that the Fund will not commence operations before the registration statement on Form N-14 has been declared effective and the reorganization has occurred.

The Fund confirms supplementally that a registration statement on Form N-14 was filed on October 25, 2011 and that the Fund does not intend to commence operations until such registration statement is declared effective and the reorganization is completed.  At such time that the shareholders of the Predecessor Fund approve the reorganization, the Fund will revise the introductory language to the “Performance” section to definitively state the date the reorganization will occur.

10.
In the “Performance” section, please explain the basis for the selection and presentation of the performance results of the Institutional Class with a shorter performance history rather than the Investor Class which has a longer history and higher assets.

The Fund explains supplementally that the Predecessor Fund reflects the performance of the Institutional Class in its prospectus consistent with the presentation of all the funds in the CNI Charter Funds’ statutory prospectus.  The Fund continued the performance history as reflected by the Predecessor Fund to avoid investor confusion that the proposed reorganization resulted in lower performance.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

11.
In the “Principal Investment Strategies” section, please consider deleting the statement regarding the Fund having the “potential to be a tax-efficient investment” because of its low portfolio turnover as the Predecessor Fund’s historical turnover rates do not appear unusually low in comparison other funds generally (48% for the most recent fiscal year and higher in previous years).

The Fund respectfully declines to make the requested revisions.  The Fund’s adviser believes that the historical portfolio turnover of the Predecessor Fund is lower than that of other small-cap value funds.  In addition, the Fund has compared the most recently reported portfolio turnover of the Predecessor Fund (48%) to the average of the most recently reported portfolio turnover of the Morningstar small-cap value category (68%).  As a result, the Fund has revised its disclosure as set forth below to clarify that it expects a lower portfolio turnover which means it has the potential to be a more tax-efficient investment than other small-cap value funds.

The Fund anticipates it will have lower portfolio turnover than other small-cap value funds. This means that the Fund has the potential to be a more tax-efficient investment than other small-cap value funds, as lower turnover likely will reduce the realization of capital gains which must be distributed to shareholders. This anticipated lack of frequent trading should also lead to lower transaction costs, which could help to improve performance.

12.
In the “Principal Investment Strategies” section, we note that the Fund may invest in money market mutual funds and that the Predecessor Fund had substantially similar investment strategies.  Please confirm supplementally that the Fund has appropriately disclosed its acquired fund fees and expenses in the fee table pursuant to Instruction 3(f)(i) to Item 3.

The Fund confirms supplementally that it has appropriately disclosed any acquired fund fees and expenses per Instruction 3(f)(i) to Item 3 and, because such amounts are less than 0.01%, they are reflected in “Other Expenses.”

Shareholder Information – Pricing of Fund Shares

13.
Please clarify the parenthetical, “(even if there is sufficient trading in the Fund’s portfolio securities on such days to materially affect the Fund’s NAV),” that foreign or debt securities, for example, may trade on days that the NYSE is closed.

The Fund responds by revising the Fund’s disclosure as follows:

The NAV of each class will not be calculated nor may investors purchase Fund shares on days that the NYSE is closed for trading (even though certain Fund securities may trade on days the NYSE is closed (i.e., foreign or debt securities) and may have trading on such days to materially affect the NAV of each class of the Fund’s shares).

14.	Please explain supplementally why it is necessary for the Fund to use pricing services and what fixed income securities the Fund references in the second sentence of the second paragraph.

The Fund responds by stating supplementally that it, like any mutual fund, utilizes pricing services for administrative efficiencies.  Pricing services consolidate various potential pricing sources and provide other evaluated prices.  The Fund further states that the fixed income securities referenced in the second sentence relate to fixed income securities with remaining maturities of 60 days or less.  Under the Fund’s investment strategies, such fixed income securities would generally consist of high-quality short-term fixed income securities purchased as a cash equivalent.

15.	Please consider removing the reference to medium capitalization companies and junk bonds from the sentence regarding the Fund’s investments that are likely to require a fair value determination.

The Fund responds by making the requested revision.

Shareholder Information – How to Purchase Fund Shares

16.	In the first paragraph, please consider defining “good order.”

The Fund responds by noting that it defines “good order” in the sub-section, “Purchase Requests Must be Received in Good Order.”  As a result, the Fund instead has added a parenthetical to the first paragraph that directs an investor to the definition of “Good Order.”

17.
In the sentence, “Financial intermediaries may set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund,” please consider clarifying that the “financial intermediaries” referenced in this sentence are not “Authorized Intermediaries.”

The Fund responds by making the requested clarification.

18.
In the sentence, “Upon acceptance of the Fund, all purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day,” please consider replacing “on that same day” with “at the applicable price next calculated after receipt.”

The Fund responds by making the requested revision.

Shareholder Information – How to Redeem Fund Shares

19.	Please consider whether the sentence, “In all cases, proceeds will be processed within seven calendar days after the Fund receives your redemption request” conforms to Section 22(e) of the 1940 Act.

The Fund has reviewed the above referenced sentence and Section 22(e) of the 1940 Act and has revised its disclosure to indicate that, except as set forth below, proceeds will be paid within seven calendar days.

20.
In the sentence regarding when the Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days, please conform item (3) to Section 22(e) of the 1940 Act by adding that the “SEC may ‘by order’ permit…”

The Fund responds by making the requested addition.

Tools to Combat Frequent Transactions – Fair Value Pricing

21.
As required by Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003), please state that fair value determinations are made in good faith in accordance with procedures adopted and regularly reviewed for appropriateness and accuracy by the Board of Trustees.

The Fund respectfully declines to make the requested revision.  The intent of this section is to briefly discuss tools the Fund utilizes to deter frequent trading, of which fair pricing is one.  The Fund makes the disclosures required by Release No. IC-26299 in its section, “Shareholder Information – Pricing of Fund Shares” and references such section for further information.

Financial Highlights

22.
As required by Rule 3-18 of Regulation S-X, please provide updated financial highlights for the Predecessor Fund.  In addition, we note that the Predecessor Fund offered Class N shares which are not included in this registration statement.  Please explain supplementally why no financial highlights are included for the Predecessor Fund’s Class N shares.

The Fund will include updated financial highlights for the Predecessor Fund in its filing to respond to your comments, complete any missing information and file the necessary exhibits prior to the Fund’s effectiveness.  The Fund further states, supplementally, that the Predecessor’s Class N shares are not reflected in the Financial Highlights because such shares will be merged into the Investor Class shares as part of the Reorganization.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks – Repurchase Agreements

1.	Please confirm that the obligations of the sellers to repurchase securities under repurchase agreements will be “collateralized fully” as required by Rule 5b-3 of the 1940 Act.

The Fund has included the following language in the above referenced section in response to collateralization:

To the extent necessary to facilitate compliance with Section 12(d)(3) of the 1940 Act and Rule 12d3-1 promulgated thereunder, the Fund will ensure that repurchase agreements will be collateralized fully to the extent required by Rule 5b-3.

Investment Policies, Strategies and Associated Risks – Securities Lending

2.	Please describe the role of the Board with respect to the Fund’s lending activities.

Although the Fund does not intend to engage in securities lending at this time, the Fund has revised its disclosure to include the following:

The Board appoints agents to be responsible for monitoring the creditworthiness of borrowers.  To the extent the Fund is participating in securities lending, on a quarterly basis, the Board reviews a report regarding the Fund’s loans.  Such report includes, among other things, the identity and value of all securities comprising each loan, the length of time that the loan has been outstanding, the amount earned by the Fund, the amount of fees paid in connection with the loan and the ratio of the value of the collateral to the value of the loan.

Fundamental and Non-Fundamental Investment Limitations

3.
The first fundamental investment limitation states that, “….(ii) this restriction shall not prohibit the Fund from engaging in options transactions, reverse repurchase agreements, purchasing securities on a when-issued, delayed delivery or forward delivery basis or short sales in accordance with its objectives and strategies[.]” All of such transactions create leverage and to avoid such transactions from being characterized as senior securities, the Fund must segregate liquid assets sufficient to cover the current economic exposure they create for the Fund.  See Investment Company Release No. 10666 (April 18, 1979) and the subsequent no-action letters.  Where appropriate, please describe the Fund’s policies for complying with its obligation to cover its economic exposure when it engages in each of these transactions.

The Fund respectfully declines to make any revisions to its fundamental investment policies because it has previously included such “cover” language for options and when-issued securities in the preceding sections that describe such investments.  The Fund has not included disclosure for investments which the adviser currently does not anticipate making for the Fund.  If the Fund invests in those securities in the future, it undertakes to amend the registration statement to include additional information regarding the securities, including the “cover” language.

4.
Please disclose in the fifth fundamental investment limitation that, as indicated elsewhere in the SAI, the Fund may also enter into repurchase agreements.  Please also state that, as disclosed above for borrowings, the Fund’s lending of its portfolio securities is subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act.  See “The Brinson Funds” No-Action Letter, November 25, 1997.

The Fund has revised its fifth fundamental investment limitation to include repurchase agreements as an exception to the restriction prohibiting lending.  The Fund respectfully declines to include disclosure related to the 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act in its investment limitation as the Fund previously included such disclosure in the preceding sections that describe each of the exceptions.

5.
In sixth investment limitation, regarding investing in the securities of any one industry or group of industries, please revise the limitation to reflect 25% of the Fund’s net assets, not total assets.

The Fund respectfully declines to make the requested revision as it has described the maximum percentage of assets to be devoted to the practice of concentrating in any one industry or group of industries as required by the Instruction to Item 16(c)(1) of Form N-1A.

Management of the Fund – Trustees and Officers

6.	Please consider separating the “Interested Trustee and Officers” section into individual sections.

The Fund has made the requested revision.

7.	Please clarify that “Other Directorships Held by Trustee” includes all directorships held during the past five years.

The Fund responds by revising the heading in the sixth column of the “Trustees and Officers” table to read “Other Directorships Held by Trustee During Past Five Years.”

*     *     *     *     *     *

We trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Angela Pingel at (414) 765-6121 at U.S. Bancorp Fund Services, LLC.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.